UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 08, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X     Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release NEWS RELEASE – ANGLOGOLD ASHANTI LIMITED - MARKET
UPDATE REPORT FOR THE QUARTER ENDED 31 MARCH 2017

Quarter 1 2017

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 JSE share code: ANG
CUSIP: 035128206 NYSE share code: AU

Market update report
for the quarter ended 31 March 2017
Johannesburg, 8 May 2017 - AngloGold Ashanti is pleased to provide an operational update for the quarter ended
31 March 2017. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and
December.
· Group safety milestone achieved with first ever fatality-free March quarter
· Group achieves two consecutive fatality-free quarters; South Africa region has operated for nine months without a fatality
· Gold production of 830,000oz at an average total cash cost of $813/oz (up from $702/oz in Q1 2016)
· All-in sustaining costs of $1,060/oz up from $860/oz in Q1 2016, impacted by strengthening currencies and planned higher capital investment
· Adjusted EBITDA of $314m, down from $378m in Q1 2016
· Free cash outflow of $119m, reflecting higher costs, adverse working capital movements and planned higher capital expenditure
· Net debt to Adjusted EBITDA ratio of 1.38 times, down from 1.47 times at the end of Q1 2016
· Full year guidance remains unchanged
Quarter
Year
ended
Mar
2017
ended
Dec
2016
ended
Mar
2016
ended
Dec
2016
US dollar / Imperial
Operating review
Gold
Produced - oz (000)
830
983 861 3,628
Sold - oz (000)
877
945 876 3,590
Financial review
Price received - $/oz
1,216
1,216 1,185 1,249
All-in sustaining costs - $/oz
1,060
1,047 860 986
All-in costs - $/oz
1,137
1,145 924 1,071
Total cash costs - $/oz
813
764 702 744
Gross profit - $m
135
176 193 841
Free cash (outflow) / inflow - $m
(119)
39 70 278
Net debt - $m
2,053
1,916 2,127 1,916
Capital expenditure - $m
216
282 128 811
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

FINANCIAL AND CORPORATE REVIEW
First quarter overview
AngloGold Ashanti achieved key safety records, with its first ever fatality-free March quarter, and achieved two consecutive fatality-
free quarters for the second time in its history. The South Africa region reached a new milestone of 247 fatality-free days (exceeding its previous record set in 2014 of 242 days). Moab Khotsong has passed 20 months without a fatality, a new record, whilst the region has exceeded five million fatality-free shifts. Given the challenging conditions of ultra-deep mining operations, the entire team, in cooperation with a broad group of stakeholders, must be commended for delivering this critical objective in line with AngloGold
Ashanti's commitment to safe production.

The Company remains on track to deliver full-year production guidance. Production was 830,000oz at an average total cash cost of
$813/oz for the first quarter of 2017, compared to 861,000oz at $702/oz for the first quarter of 2016, with the increase in costs per ounce driven largely by the stronger operating currencies in South Africa and Brazil (the Rand and the Brazilian Real gained 16% and
19% against the US dollar respectively), as well as lower volumes produced.

All-in sustaining costs (AiSC) for the period were $1,060/oz, up from $860/oz for the first quarter of 2016, with the increase being driven by the 16% rise in cash costs year-on-year, as well as the planned 71% increase in sustaining capital expenditure to reach
$186m during the first quarter of 2017, up from $109m for the first quarter of 2016. The higher capital expenditure levels are reflective of a strategic inward investment programme which is focused on securing medium to long term operating improvements, principally at the International operations, while maintaining a disciplined approach to capital expenditure with the overall goal of delivering sustainable free cash flows through the cycle. The focus areas include a new power plant and underground development at Geita, increased underground development at Kibali and Cuiabá, with the latter aiming at improving flexibility related to geotechnical conditions, and capitalised stripping at Iduapriem and Tropicana. It is anticipated that the sustaining capital expenditure will peak in
2017 based current plans. All-in costs were $1,137/oz for the first quarter of 2017, up from $924/oz for the first quarter of 2016.

Production from the International operations was 632,000oz at a total cash cost of $714/oz for the first quarter of 2017, up from
625,000oz at a total cash cost of $674/oz in the corresponding period last year. This increase reflected solid performances across the portfolio, with exceptional performances from Siguiri, Iduapriem and Cerro Vanguardia. AiSC for the first quarter of 2017 was $963/oz, up from $822/oz for the first quarter of 2016, with the increase attributable to the impact of stronger local currencies, lower average grades and the planned increase in sustaining capital expenditure.

South Africa had a difficult production quarter, as an added focus on a safe start-up contributed to an unusually slow ramp-up after the year-end break. This was compounded by: continued recovery from last year's interruptions, particularly in the fourth quarter; a poor mining mix, whereby lower-grade areas dominated volumes at some operations; more fractured ground than previously anticipated in areas currently being mined at TauTona and Moab Khotsong; and unwarranted deviations from mining plans, particularly in the first half of the quarter. Steps have been taken to address the poor adherence to mining plans and management work routines, to improve productivity. These steps have already resulted in an improvement in mineable face length, leading to volume recoveries in the second half of the quarter, and into the current quarter. These improvements will also contribute to our forecast for an overall increase in production rates over the remainder of the year.

During the seasonally weaker first quarter of 2017, the Company maintained good balance sheet flexibility with net debt to adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) ratio at 1.38 times. Net debt at 31 March 2017 was
$2.05bn, down from $2.13bn at 31 March 2016, and remained at comfortable levels despite the planned increase in capital expenditure, which was $216m for the first quarter of 2017, up from $128m for the first quarter of 2016. This decrease in net debt was due to the redemption of the high yield bond using a combination of the group's USD Revolving Credit Facility and free cash flow generated during 2016. Subsequent to 31 December 2016, net debt increased by $137m from $1.92bn to $2.05bn due mainly to the free cash outflow for the quarter of $119m.

Cash inflow from operating activities during the first quarter of 2017 was $93m, down from $227m for the first quarter of 2016, with the decrease mainly due to adverse movements in working capital ($76m), and the dual impact of lower production and increased cash costs ($60m). This was partly offset by the higher gold price received.

Free cash outflow was $119m, compared to the $70m free cash inflow reported in the first quarter of 2016, reflecting higher costs, the negative impact of working capital movements and the planned increase in sustaining capital expenditure levels. This was only partially offset by a reduction in taxes paid and a slightly higher price received during the quarter.

Our International operations have again delivered a strong result, with our brownfields investments proceeding to plan,” Srinivasan
Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. “On the back of the strong safety result, we are reviewing our
South African operations to restore their margin and ensure they recover from a difficult start to the year

Total capital expenditure (including equity accounted entities) during the first quarter of 2017 was $216m, up from $128m for the first quarter of 2016. Total capital expenditure included $186m of sustaining capital expenditure and $30m of project capital expenditure.
Capital expenditure is expected to increase in the remaining three quarters of the year, in line with historical seasonal trends.

Adjusted EBITDA was $314m for the first quarter of 2017, down from $378m for the first quarter of 2016 .The outlook for the full year remains unchanged as follows:
· Production between 3.6Moz and 3.75Moz;
· Capital expenditure between $950m and $1,050m;
· Total cash costs between $750/oz and $800/oz; and
· AiSC between $1,050/oz and $1,100/oz, assuming average exchange rates against the US dollar of 14.25ZAR (Rand), 3.40BRL
(Brazil Real), 0.75AUD (Aus$) and 16.50ARS (Argentina Peso), with oil at $58/bl on average for the year.
Both production and cost estimates assume neither labour interruptions or power disruptions, nor changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in Anglogold Ashanti's annual report on Form-F for the year ended
31 December 2016, filed with the United States Securities and Exchange Commission.

FINANCIAL AND OPERATING REPORT

SAFETY UPDATE

AngloGold Ashanti recorded its first ever March quarter without a fatal accident. This achievement comes as the Company delivered two, consecutive fatality-free quarters at its operations, including the ultra-deep South African mines, which reached a new milestone of 247 days without a fatality. All of the South African operations, with the exception of Kopanang, have now achieved one million fatality-free shifts, with the region as a whole now exceeding five million shifts.

Sadiola, Yatela, Siguiri, Iduapriem, Obuasi, Sunrise Dam, the projects of Gramalote and Quebradona, and also the Greenfields
Exploration unit recorded an injury free quarter. The All-Injury Frequency Rate for the International operations improved by 5%, whilst the Group saw a regression to 8.85 injuries per million hours worked during the first quarter of 2017, from 8.44 for the first quarter of
2016.

OPERATING HIGHLIGHTS

The South African operations produced 198,000oz at a total cash cost of $1,158/oz for the quarter ended 31 March 2017 compared to 236,000oz at a total cash cost of $786/oz for the quarter ended 31 March 2016. AiSC for the first quarter of 2017 ended at $1,327/oz, up from $919/oz, for the first quarter of 2016.

As detailed above, production in the region was lower year-on-year, hindered by an unusually slow start up after the Christmas holidays, lower recovered grades across all its operations and efficiency constraints encountered in obtaining sufficient face time at key operations. Costs were heavily impacted by the lower production volumes and by the strengthening of the Rand against the U.S.
dollar, with an average appreciation of 16% of the Rand against the dollar compared to the first quarter of 2016.

At the West Wits Operations, production was 77,000oz, down from 97,000oz during the first quarter of 2016 due to an anticipated reduction in grades (11% lower at Mponeng) and also poor equipment availability. Ground conditions were also more fractured than originally anticipated at TauTona, causing increased dilution and necessitating additional off-reef mining and underground support. A 3.2 magnitude seismic event at the 85 cross-cut on 115 Level at TauTona also caused mining to halt to allow rehabilitation of the area. TauTona saw inadequate face-length availability caused by poor adherence to mining plans. Remedial steps have been taken (see First quarter overview).

At the Vaal River Operations, production was 74,000oz, down from 90,000oz for the first quarter of 2016. Kopanang and Moab experienced sub-optimal grade-mix and both struggled to build production volumes after the year-end break, given the deviation from operating plans, which resulted in poor face-length availability. At Moab, off-reef mining was higher than planned in order to ensure greater geological stability, in addition to ore-pass lock-up and channel sequencing challenges. At Kopanang, clearing of waste tonnes in the ore pass contributed to a 35% reduction in yields. To mitigate the lack of face length build-up, primarily due to safety stoppages experienced in 2016, a revised service work strategy and schedule has been established to help increase immediate mineable face length.

At Surface operations, despite higher tailings throughput, production volumes from the marginal ore dumps were below plant capacity given low availability at the Kopanang Gold Plant, and logistical challenges getting material into the plant. Remedial steps have been identified to recover plant throughput.

Mine Waste Solutions (MWS) performance was hampered by unusually heavy rains during the first quarter, which had caused periodic suspension of operations. This was compounded by a significant fall-off in gold reclaimed through the two circuits servicing the flotation plant. Grades, recoveries and consequently gold production are expected to improve given a recent upgrade to the sulphur pay dam pump station.

In the Continental Africa region, production increased to 314,000oz at a total cash cost of $759/oz for the quarter ended
31 March 2017, up from 305,000oz at a total cash cost of $719/oz for the quarter ended 31 March 2016. AiSC for the first quarter of
2017 was $939/oz, up from $815/oz for the first quarter of 2016.

At Kibali, in the DRC, production of 63,000oz was 7% higher than the first quarter of 2016, when the operation experienced lower recoveries while commissioning the sulphide circuit. Total cash costs at $881/oz was up $107/oz, or 14%, from $774/oz for the first quarter of 2016, as a result of higher fuel costs due to increased open-pit mining during the period.

In Tanzania, production from Geita decreased by 7% to 105,000oz following a planned 6% drop in recovered grade as a result of mining different benches in Nyankanga. Total cash costs increased by 12% or $67/oz, to $615/oz, primarily due to the lower production, stockpile and gold in process movements and higher fuel prices relative to the previous period.

In Ghana, Iduapriem s production increased by 7% to 49,000oz as a result of a 23% increase in recovered grades which, was partially offset by the lower tonnes treated. Total cash costs decreased by 7% to $920/oz, mainly due to the higher gold production, lower cost of grid power and fuel compared to the corresponding period last year. Obuasi remained in care and maintenance with no production anticipated for 2017, with partial rehabilitation activities undertaken during the quarter while future operational options for the mine are being evaluated.

In Guinea, production at Siguiri increased by 13,000oz or 21% to 75,000oz as a result of access to higher grade ore sources at the
Area 1 mining zone secured in the third quarter of last year. Total cash costs at $695/oz were 7% lower than the first quarter of last year as a result of the higher production, partly offset by higher mining costs.

In Mali, production from Sadiola decreased by 16% to 16,000oz as operational flexibility becomes limited due to the depletion of oxide operations. This had a negative impact on recoveries, though this was partly offset by a 5% increase in tonnes treated. Total cash costs increased by 26% or $199/oz to $971/oz, due to the lower production together with a relatively high fixed cost base.

In the Americas, production was 191,000oz at a total cash cost of $631/oz for the quarter ended 31 March 2017 compared to
196,000oz at a total cash cost of $516/oz for the same quarter in 2016. AiSC for the first quarter of 2017 ended at $954/oz, compared to $723/oz, for the first quarter of 2016.

In Argentina, Cerro Vanguardia´s production was 67,000oz, up 3% year-on-year, mainly due to higher tonnes treated at the plant driven by operational and metallurgical improvements, partially offset by lower grades. Silver production increased by 16% compared to the first quarter of 2016 in accordance with plans. Total cash costs were higher in the first quarter of 2017 compared to the same period last year, mainly as a result of the elimination of Patagonia ports rebates by the end of December 2016. These negative effects were partially attenuated by favourable stockpile movements due to higher volumes of stockpile inventory derived from higher tonnes mined.

In Brazil, at AGA Mineração, production was 95,000oz, down 3% compared to the first quarter of 2016, due to planned lower grades. Serra Grande was affected by lower feed grade consistent with plan, partially off-set by higher tonnes treated. Total cash costs in Brazil were impacted by the stronger Brazilian Real relative to the U.S. dollar, lower production volumes, and inflationary pressures including higher costs for labour, materials and services. Costs were also impacted by stockpile and gold in process movements at Serra Grande.

The Australia region produced 127,000oz at a total cash cost of $734/oz for the first quarter of 2017, up from 124,000oz at a total cash cost of $814/oz for the first quarter of 2016. AiSC for the first quarter was $1,045/oz, compared to $994/oz in the same quarter a year ago.

At Sunrise Dam, production was slightly higher than the corresponding quarter last year with a 4% increase in mill feed grade and a
4% increase in metallurgical recovery offsetting slightly lower mill throughput. Sunrise Dam achieved its first injury-free quarter on record in the March quarter. At Tropicana, production was similar to the first quarter of 2016, with the lower head grade - due to the end of grade streaming - offset by 16% higher mill throughput.

Total cash costs at Sunrise Dam of $885/oz were 5% higher than total cash costs for the first quarter of 2016. This was mostly due to the AUD/USD exchange rate, with cash costs in Australian dollar terms less than 1% above the corresponding quarter last year. At
Tropicana, total cash costs were 24% lower at $550/oz, compared to $728/oz for the first quarter of 2016. The first quarter of 2017 included a larger amount of capitalised mining costs, related to mining the early stages of the Havana 3 and Tropicana 2 pits.

UPDATE ON CAPITAL PROJECTS

Kibali
The ultra-fine grind (UFG) capacity increased during the quarter, with commissioning of four new UFG mills. This enables the processing of increased floatation concentrate volumes, improving grind and recoveries, as well as providing flexibility in ore treatment.

Ambarau, the second hydropower station,
generation capacity to 32MW.

The underground produced 323kt (100%) of ore from the declines during the quarter. In addition, Kibali completed 3.2km of development from the declines during the quarter. The shaft material handling system progressed during the quarter with the first ore bins completed and the underground crusher installed, while 617m of development from the shaft was completed, 6% ahead of plan.

Siguiri Combination Plant
The project remains on schedule. All major equipment for the new combination plant has been ordered, whilst orders for the power plant will be completed during the second quarter. The owner's team has been established on site and the EPCM team is expected to be at full strength before mid-year, in parallel with site mobilisation of the civils and earthwork contract, which has also been awarded. Hard rock mining is planned to commence in December 2017.

Mponeng Phase 1 and 2
The Phase 1 project continued ahead of schedule during the first quarter, as construction of ore and water handling infrastructure remain ahead of schedule for completion this year. Activities related to secondary support are also progressing according to plan. The
126 level ramp-up to steady state ore reserve development, and subsequent gold delivery, are expected to commence during the third quarter of 2017, once the ore handling infrastructure is commissioned.

During the quarter, work undertaken included the inter level ice hole equipping, the construction of the 116 level substation as well as the water handling infrastructure complex on 121 level. The electrical and water reticulation infrastructure construction remains behind schedule, though none of these activities directly affects the critical path of the project.

Colombia update
Following the outcome of the plebiscite held on 26 March 2017
La Colosa exploration site, we have taken the decision to pause much of the current fieldwork around the project whilst we study the impact of the decision on future investment. We will, in the meantime, continue the necessary engagement with all stakeholders to build consensus around the creation of a modern, environmentally responsible gold-mining industry in Colombia. This will unfortunately result in significantly reduced expenditure related to the project, with a consequent impact on employment and our investment in the
Tolima region, whilst this process is underway.
For more details on work done during the quarter, see the Exploration Update document on the company website:
www.anglogoldashanti.com
The financial information, including any forward-looking information, set out in this market update report has not been reviewed and reported on by the Company s external auditors. Outlook data is forward-looking information which is further discussed on the back cover of this document.

March 2017 Market update - www.AngloGoldAshanti.com 6
Operations at a glance
for the quarters ended March 2017, December 2016 and March 2016
Production
oz (000)
Underground milled / treated
000 tonnes
Surface milled / treated
000 tonnes
Open-pit treated
000 tonnes
Underground Recovered grade
g/tonne
Surface Recovered grade
g/tonne
Open-pit Recovered grade
g/tonne
Mar-17
Dec-16
Mar-16
Mar-17
Dec-16
Mar-16
Mar-17
Dec-16
Mar-16
Mar-17
Dec-16
Mar-16
Mar-17
Dec-16
Mar-16
Mar-17
Dec-16
Mar-16
Mar-17
Dec-16
Mar-16
SOUTH AFRICA
Vaal River Operations
Kopanang
Moab Khotsong
West Wits Operations
Mponeng
TauTona
Total Surface Operations
First Uranium SA
Surface Operations
Other
INTERNATIONAL OPERATIONS
CONTINENTAL AFRICA
DRC
Kibali - Attr. 45%
Ghana
Iduapriem
Obuasi
Guinea
Siguiri - Attr. 85%
Mali
Morila - Attr. 40%
Sadiola - Attr. 41%
Tanzania
Geita
Non-controlling interests,
exploration and other
AUSTRALASIA
Australia
Sunrise Dam
Tropicana - Attr. 70%
Exploration and other
AMERICAS
Argentina
Cerro Vanguardia - Attr. 92.50%
Brazil
AngloGold Ashanti Mineração
Serra Grande
Non-controlling interests,
exploration and other
Total
198
246             236             758
791             769
8,879
8,689          9,173
-
-
-
6.23
7.74
7.56
0.15
0.16           0.16
-
-
-
74
98
90
382
385             360
-
-
-
-
-
-
6.06
7.93
7.76
-
-
-
-
-
-
14
19
22
132
121             133
-
-
-
-
-
-
3.37
4.92
5.22
-
-
-
-
-
-
60
79
68
250
264             227
-
-
-
-
-
-
7.49
9.32
9.25
-
-
-
-
-
-
77
99
97
368
392             385
-
-
-
-
-
-
6.55
7.83
7.82
-
-
-
-
-
-
48
67
59
223
249             243
-
-
-
-
-
-
6.66
8.38
7.47
-
-
-
-
-
-
30
31
38
144
143             142
-
-
-
-
-
-
6.36
6.86
8.43
-
-
-
-
-
-
43
46
47
-
-
-
8,879
8,689          9,173
-
-
-
-
-
-
0.15
0.16
0.16
-
-
-
23
23
24
-
-
-
6,375
6,202          6,747
-
-
-
-
-
-
0.11
0.12            0.11
-
-
-
20
23
23
-
-
-
2,503
2,487          2,427
-
-
-
-
-
-
0.25
0.28            0.29
-
-
-
4
3
2
8
14
23
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
632
738             625
1,922
2,051          1,724
-
-
-
8,084
9,069          8,011            3.49
3.81
3.71
-
-
-
1.56
1.60           1.57
314
369             305              229
202             157
-
-
-
6,311
7,351         6,314            4.77
5.22
5.10
-
-
-
1.37
1.39           1.37
63
82
59
149
202             157
-
-
-
715
709             581            5.24
5.22
5.10
-
-
-
1.67
2.11
1.77
49
60
46
-
-
-
-
-
-
1,054
1,459          1,217
-
-
-
-
-
-
1.44
1.28            1.16
-
-
1
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
75
71
62
-
-
-
-
-
-
2,282
2,691         2,460
-
-
-
-
-
-
1.02
0.82            0.78
5
5
6
-
-
-
-
-
-
573
504            308
-
-
-
-
-
-
0.29
0.33           0.65
16
17
19
-
-
-
-
-
-
504
559            482
-
-
-
-
-
-
0.99
0.94            1.23
105
134             113             79
-
-
-
-
-
1,183
1,428         1,267              3.89
-
-
-
-
-
2.51
2.76            2.76
127
149             124             774
894            670
-
-
-
1,511
1,463         1,494              1.96
2.05
1.89
-
-
-
1.60
1.90
1.74
57
64
54
774
894            670
-
-
-
189
136             353             1.96
2.05
1.89
-
-
-
1.30
1.11           1.15
70
85
70
-
-
-
-
-
-
1,322
1,327          1,141
-
-
-
-
-
-
1.65
1.98            1.92
191
220             196              919
955           897
-
-
-
262
254             203              4.46
5.15
4.83
-
-
-
5.75
6.05
6.45
67
74
65
60
67
80
-
-
-
217
222             168              7.68
8.49
7.15
-
-
-
6.62
6.52           7.33
95
112
98
562
600          526
-
-
-
-
-
-
4.98
5.61
5.37
-
-
-
-
-
-
29
34
33
297
288          291
-
-
-
45
32
35
2.83
3.41
3.20
-
-
-
1.53
2.79           2.24
830
983             861
2,680
2,842       2,493              8,879
8,689          9,173          8,084
9,069          8,011              4.27
4.90           4.90                0.15
0.16          0.16              1.56
1.60           1.57
Rounding of figures may result in computational discrepancies.

March 2017 Market update - www.AngloGoldAshanti.com
7
Operations at a glance (continued)
for the quarters ended March 2017, December 2016 and March 2016
Total cash costs
$/oz
All-in sustaining costs
$/oz
ORD / Stripping capex
$m
Other sustaining capex
$m
Non sustaining capex
$m
Gross profit (loss)
$m
Mar-17
Dec-16 Mar-16
Mar-17
Dec-16 Mar-16
Mar-17
Dec-16 Mar-16
Mar-17
Dec-16 Mar-16
Mar-17
Dec-16 Mar-16
Mar-17
Dec-16 Mar-16
SOUTH AFRICA
Vaal River Operations
Kopanang
Moab Khotsong
West Wits Operations
Mponeng
TauTona
Total Surface Operations
First Uranium SA
Surface Operations
Other
INTERNATIONAL OPERATIONS
CONTINENTAL AFRICA
DRC
Kibali - Attr. 45%
Ghana
Iduapriem
Obuasi
Guinea
Siguiri - Attr. 85%
Mali
Morila - Attr. 40%
Sadiola - Attr. 41%
Tanzania
Geita
Non-controlling interests,
exploration and other
AUSTRALASIA
Australia
Sunrise Dam
Tropicana - Attr. 70%
Exploration and other
AMERICAS
Argentina
Cerro Vanguardia - Attr. 92.50%
Brazil
AngloGold Ashanti Mineração
Serra Grande
Non-controlling interests,
exploration and other
Continuing operations
1,158
971 786
1,327
1,199 919
26
26 22
6
21 5
6
7 5
(42)
33 25
1,120
917 786
1,301
1,095 925
11
11 9
2
6 1
-
- -
(8)
12 15
2,081
1,712 1,205
2,399
2,057 1,387
3
3 3
1
2 -
-
- -
(16)
(16) (7)
891
724 647
1,042
862 772
8
8 6
1
4 1
-
- -
9
27 21
1,283
1,023 813
1,513
1,289 984
15
15 13
2
6 2
6
6 5
(24)
(7) 15
1,134
857 726
1,376
1,113 930
10
10 9
2
4 2
6
6 5
(8)
6 13
1,524
1,376 947
1,737
1,666 1,066
6
6 3
1
2 1
-
- -
(16)
(13) 2
999
978 730
1,021
1,183 750
-
- -
1
6 1
-
- -
(11)
29 (4)
846
828 609
868
1,107 643
-
- -
-
3 1
-
- -
(12)
27 (11)
1,174
1,130 857
1,199
1,260 862
-
- -
1
3 -
-
- -
-
1 7
-
- -
-
- -
-
- -
1
2 1
-
- -
-
- -
714
692 674
963
969 822
104
75 42
48
112 40
24
40 14
169
150 175
759
725 719
939
968 815
43
19 16
22
62 15
24
39 14
69
65 75
881
640 774
994
825 830
4
4 4
6
4 1
19
19 9
(7)
12 4
920
863 992
1,007
896 981
11
- -
1
4 -
-
- -
18
14 6
-
- 443
-
- 715
-
- -
-
- -
-
- 4
3
1 (3)
695
876 746
785
1,068 819
-
- -
3
12 6
5
13 1
31
17 23
1,027
1,259 926
1,343
1,732 1,056
-
- -
1
1 -
-
- -
-
(4) -
971
1,271 772
1,056
1,379 805
-
- -
1
1 -
-
3 -
1
(4) 5
615
535 548
986
942
722
28
15 12
9
39 7
-
- -
18
25 38
-
- -
1
2 1
-
2 -
5
2 4
734
713 814
1,045
1,007 994
24
21 4
12
12 13
-
- -
40
30 25
885
886 840
1,023
1,009 985
4
4 4
4
5 3
-
- -
13
13 12
550
524 728
974
920 900
20
17 -
8
7 11
-
- -
33
24 19
-
- -
-
- -
-
- -
(6)
(6) (5)
631
619 516
954
930 723
38
35 22
15
37 11
-
1 -
59
57 75
533
633 509
837
939 650
10
13 5
2
10 (0)
-
- -
26
17 30
628
570 485
951
871 702
21
16 11
10
19 7
-
1 -
32
34 36
891
731 565
1,274
1,076 874
6
5 6
3
6 4
-
- -
(2)
5 9
1
1 0
1
2 (0)
-
-
-
3
1 -
813
764 702
1,060
1,047 860
131
101 64
55
134 45
30
46 19
OTHER
Total
4
(4) 1
131
101 64
55
134 45
30
46 19
129
181 201
Equity accounted investments included above
AngloGold Ashanti
6
(5) (8)
135
176 193
Rounding of figures may result in computational discrepancies.

Development Sampling
for the quarter ended 31 March 2017
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating Ore Reserves.
Statistics are shown in metric units
Advanced
metres
(total)*
Sampled
Sampled
metres
Avg. ore body
thickness (cm)
gold
uranium
Avg. g/t
Avg. cm.g/t
Avg. kg/t
Avg. cm.kg/t
SOUTH AFRICA
VAAL RIVER
Kopanang
Vaal reef 888 74 13.2 183.56 2,423 7.26 94.00
Moab Khotsong
Moab Khotsong Vaal reef 2,371 418 92.5 51.45 4,759 0.94 84.00
Great Noligwa Vaal reef 292 86 106.5 37.21 3,963 0.94 101.00
WEST WITS
Mponeng
Ventersdorp Contact reef 1,305 238 64.3 22.95 1,476 - -
TauTona
TauTona Carbon Leader reef 1,086 58 20.3 186.45 3,785 0.47 9.00
AUSTRALASIA
Sunrise Dam
1,983 - - 1.68 - - -
AMERICAS
AngloGold Ashanti Mineração
Mina de Cuiabá 2,431 1,351 63.0 5.33 - - -
Lamego 950 432 60.0 2.94 - - -
Córrego do Sitio Mina I 2,173 556 - 4.37 - - -
Serra Grande
Mina III 2,176 4,098 - 2.50 - - -
Mina Nova 1,239 3,325 - 2.62 - - -
CVSA
Cerro Vanguardia 2,347 810 400.0 8.71 - - -
Statistics are shown in imperial units
Advanced
feet
(total)*
Sampled
Sampled
feet
Avg. ore body
thickness (inches)
gold
uranium
Avg. oz/t
Avg. ft.oz/t
Avg. lb/t
Avg. ft.lb/t
SOUTH AFRICA
VAAL RIVER
Kopanang
Vaal reef 2,914 243 5.20 5.35 2.32 14.52 6.29
Moab Khotsong
Moab Khotsong Vaal reef 7,780 1,371 36.42 1.50 4.55 1.88 5.71
Great Noligwa Vaal reef 958 282 41.93 1.09 3.79 1.88 6.57
WEST WITS
Mponeng
Ventersdorp Contact reef 4,281 781 25.31 0.67 1.41 - -
TauTona
TauTona Carbon Leader reef 3,564 190 7.99 5.44 3.62 0.94 0.63
AUSTRALASIA
Sunrise Dam
6,506 - - 0.05 - - -
AMERICAS
AngloGold Ashanti Mineração
Mina de Cuiabá 7,976 4,433 24.80 0.16 - - -
Lamego 3,117 1,417 23.62 0.09 - - -
Córrego do Sitio Mina I 7,128 1,826 - 0.13 - - -
Serra Grande
Mina III 7,140 13,445 - 0.07 - - -
Mina Nova 4,065 10,909 - 0.08 - - -
CVSA
Cerro Vanguardia 7,700 2,656 157.48 0.25 - - -
* This includes total "on-reef" and "off-reef" development metres
March 2017 Market update - www.AngloGoldAshanti.com
8

Administration and corporate  information
ANGLO GOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD
JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited
Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 302 773400
Fax: +233 303 778155
Directors
Executive
S Venkatakrishnan*
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)
Non-Executive
SM Pityana
^
(Chairman)
Prof LW Nkuhlu
^
(Deputy Chairman)
A Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
M Richter
#
RJ Ruston~
SV Zilwa^
* British
§
Indian
#
American
~ Australian
^
South African
Officers
Executive Vice President Legal, Commercial and
Governance and Company Secretary:
ME Sanz Perez
Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com
Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com
General e-mail enquiries
Investors@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
AngloGold Ashanti posts information that is important to
investors on the main page of its website at
on the main page. This information is updated regularly.
Investors should visit this website to obtain important
information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Web.Queries@computershare.co.za
Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975
ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone:
+1 866-244-4140 (Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and dividend
reinvestment plan for ANGLO GOLD ASHANTI
.
Telephone: +1-888-BNY-ADRS
Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertanties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGols Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures, AngloGold Ashanti utilises certain Non--GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of  its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly.  Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 08, 2017
By: /s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance